Form N-SAR Exhibit 77I

	On February 29, 2008, Spirit of America Investment
Fund, Inc. (the "Company") has issued Class A Shares of beneficial interest of an additional series of the Company, Spirit of America High Yield Tax Free Bond Fund (the
"Fund"). Class A Shares of the Fund has the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption that are set forth in the Articles of Incorporation for Spirit of America Investment Fund,
Inc.

A description of Class A Shares of the Fund is incorporated by reference to Post-Effective Amendment No. 17 to the Registration Statement as filed with the SEC via EDGAR on February 26, 2008 (Accession No. 0001193125-08-038881).